Mail Stop 3010

January 25, 2010

VIA U.S. MAIL and FAX 310-461-1901

Yossi Attia
Chief Executive Officer
Yasheng Eco-Trade Corporation
9107 Wilshire Blvd.
Suite 450
Beverly Hills, CA 90210

> **Re:** **Yasheng Eco-Trade Corporation**
> **Form 10-K**
> **Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
>
> **Form 10-Q**
> **Three Month Period Ended March 31, 2009**
> **Filed May 20, 2009**
>
> **Form 8-K**
> **Filed July 15, 2009**
> **File No. 001-12000**

Dear Mr. Attia:

We have reviewed your response letter dated January 7, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1. We note that a former shareholder has filed a lawsuit against you in the San Diego County Division of California Superior Court, alleging securities fraud and negligent misrepresentation, among others. Please tell us what consideration, if any, you gave to disclosing this lawsuit in a current report on Form 8-K.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

2. We have reviewed your response to comment number seven and the revised draft of your Form 10-K. Retroactively restating your statement of stockholders equity to reflect the reverse split would require you to adjust the beginning balance (i.e. as of January 1, 2007). Please revise your filing accordingly.

Notes to the Consolidated Financial Statements

4   Investment (an Loans) in Affiliates, at equity, page F-15

3. We have reviewed your response to comment number nine and the revised draft of your Form 10-K. In light of ERC and Verge being considered related entities, please tell us how you determined it was not necessary to record the extinguishment of the outstanding loan receivable with ERC and Verge as a capital transaction.

7. Convertible Notes Payable and Debt Discount, page F-18

4. We have reviewed your response to comment number 12. Please tell us how presenting the current portion of your debt discount as an asset at December 31, 2007 is consistent with paragraph 16 of APB 21.

5. We have reviewed your response to comment number 13. Please tell us how you determined it was appropriate to use the straight-line method rather than the effective interest rate method. Within your response, please reference paragraph 16 of APB 12.

6. We have reviewed your response to comment number 14. Please provide us with the SAB 99 materiality analysis supporting management decision not to record a derivative for the requirement to pay additional funds to compensate for the fluctuation in the Euro to US dollar spot exchange rate.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009 and Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

7. We have reviewed your response to comment 18 in our letter dated December 10, 2009. We note, however, that you continue to cite to the PSLRA in press releases, such as the press releases dated September 8, 2009, October 29, 2009, November 18, 2009 and January 4, 2010. As previously discussed, you are not eligible to take advantage of the safe harbors provided under the PLSRA and therefore, it is inappropriate to reference the act. Please discontinue your practice of citing to the PSLRA and the safe harbors for forward-looking statements provided thereunder until you are eligible to rely on them. Note that this comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2009.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief